UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Amendment No. 3)

Under the Securities Exchange Act of 1934

LOMBARD MEDICAL, INC.
(Name of Issuer)
Ordinary Shares, $0.01 par value per share
(Title of Class of Securities)
G55598109
(CUSIP Number)

John Heard Abingworth LLP Princes House 38 Jermyn Street London, England SW1Y 6DN +44 20 7534 1500
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 19, 2016
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [    ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G55598109
1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only):
Abingworth LLP 98-051-8585

2. Check the Appropriate Box if a Member of a Group (See Instructions):		(a) [ ]
		(b) [ X ]

3. SEC Use Only
4. Source of Funds (See Instructions): WC (See Item 3)

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): [ ]

6. Citizenship or Place of Organization: England

Number of	7. Sole Voting Power:	0
Shares Beneficially	8. Shared Voting Power:	3,473,452*
Owned by
Each Reporting	9. Sole Dispositive Power:	0
Person With	10. Shared Dispositive Power:	3,473,452*

11. Aggregate Amount Beneficially Owned by Each Reporting Person: 3,473,452*

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): [ ]

13. Percent of Class Represented by Amount in Row (11): 12.4%*

14. Type of Reporting Person (See Instructions): PN

*As of December 19, 2016, Abingworth LLP (“Abingworth”) may be deemed to beneficially own an aggregate of 3,473,452 ordinary shares, $0.01 par value per share (“Ordinary Shares”), of Lombard Medical, Inc. (the “Issuer”). The number of Ordinary Shares reported above consists of (i) 1,234,835 Ordinary Shares held by Abingworth Bioventures V, LP (“ABV V”), (ii) 1,488,617 Ordinary Shares held by Abingworth Bioventures V Co-Invest Growth Equity Fund, LP (“AGE”), (iii) 500,000 Ordinary Shares held by Abingworth Bioequities Master Fund Limited (“ABE”), and (iv) 250,000 Ordinary Shares held by Abingworth Bioventures VI LP (“ABV VI”). Abingworth, as the investment manager of ABV V, AGE, ABE and ABV VI, may be deemed to beneficially own the 1,234,835 Ordinary Shares held by ABV V, the 1,488,617 Ordinary Shares held by AGE, the 500,000 Ordinary Shares held by ABE, and the 250,000 Ordinary Shares held by ABV VI. Thus, as of December 19, 2016, for purposes of Rule 13d-3 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), Abingworth may be deemed to beneficially own 12.4% of the Ordinary Shares deemed issued and outstanding.

Based on the information set forth in the Issuer’s Annual Report on Form 20F filed with the U.S. Securities and Exchange Commission (the “SEC”) on April 29, 2016, Issuer’s report on Form 6-K filed with the SEC on December 19, 2016 and information provided by the Issuer, there were 27,950,785 Ordinary Shares issued and outstanding as of December 19, 2016.

CUSIP No. G55598109
1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only):
Abingworth Bioventures V, LP 98-051-8587

2. Check the Appropriate Box if a Member of a Group (See Instructions):		(a) [ ]
		(b) [ X ]

3. SEC Use Only
4. Source of Funds (See Instructions): WC (See Item 3)

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): [ ]

6. Citizenship or Place of Organization: England

Number of	7. Sole Voting Power:	0
Shares Beneficially	8. Shared Voting Power:	1,234,835*
Owned by
Each Reporting	9. Sole Dispositive Power:	0
Person With	10. Shared Dispositive Power:	1,234,835*

11. Aggregate Amount Beneficially Owned by Each Reporting Person: 1,234,835*

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): [ ]

13. Percent of Class Represented by Amount in Row (11): 4.4%*

14. Type of Reporting Person (See Instructions): PN

*As of December 19, 2016, ABV V held an aggregate of 1,234,835 Ordinary Shares. Thus, for purposes of Rule 13d-3 under the Exchange Act, ABV V may be deemed to beneficially own 4.4% of the Ordinary Shares deemed issued and outstanding. Based on the information set forth in the Issuer’s Annual Report on Form 20F filed with the SEC on April 29, 2016, Issuer’s report on Form 6-K filed with the SEC on December 19, 2016 and information provided by the Issuer, there were 27,950,785 Ordinary Shares issued and outstanding as of December 19, 2016. Abingworth, as the investment manager of ABV V, may be deemed to beneficially own the 1,234,835 Ordinary Shares held by ABV V.

CUSIP No. G55598109
1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only):
Abingworth Bioventures V Co-Invest Growth Equity Fund, LP 98-057-9772

2. Check the Appropriate Box if a Member of a Group (See Instructions):		(a) [ ]
		(b) [ X ]

3. SEC Use Only
4. Source of Funds (See Instructions): WC (See Item 3)

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): [ ]

6. Citizenship or Place of Organization: England

Number of	7. Sole Voting Power:	0
Shares Beneficially	8. Shared Voting Power:	1,488,617*
Owned by
Each Reporting	9. Sole Dispositive Power:	0
Person With	10. Shared Dispositive Power:	1,488,617*

11. Aggregate Amount Beneficially Owned by Each Reporting Person: 1,488,617*

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): [ ]

13. Percent of Class Represented by Amount in Row (11): 5.3%*

14. Type of Reporting Person (See Instructions): PN

*As of December 19, 2016, AGE held an aggregate of 1,488,617 Ordinary Shares. Thus, as of December 19, 2016, for purposes of Rule 13d-3 under the Exchange Act, AGE may be deemed to beneficially own 5.3% of the Ordinary Shares deemed issued and outstanding. Based on the information set forth in the Issuer’s Annual Report on Form 20F filed with the SEC on April 29, 2016, Issuer’s report on Form 6-K filed with the SEC on December 19, 2016 and information provided by the Issuer, there were 27,950,785 Ordinary Shares issued and outstanding as of December 19, 2016. Abingworth, as the investment manager of AGE, may be deemed to beneficially own the 1,488,617 Ordinary Shares held by AGE.

CUSIP No. G55598109
1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only):
Abingworth Bioequities Master Fund Limited 66-066-0960

2. Check the Appropriate Box if a Member of a Group (See Instructions):		(a) [ ]
		(b) [ X ]

3. SEC Use Only
4. Source of Funds (See Instructions): WC (See Item 3)

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): [ ]

6. Citizenship or Place of Organization: Cayman Islands

Number of	7. Sole Voting Power:	0
Shares Beneficially	8. Shared Voting Power:	500,000*
Owned by
Each Reporting	9. Sole Dispositive Power:	0
Person With	10. Shared Dispositive Power:	500,000*

11. Aggregate Amount Beneficially Owned by Each Reporting Person: 500,000*

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): [ ]

13. Percent of Class Represented by Amount in Row (11): 1.8%*

14. Type of Reporting Person (See Instructions): CO

*As of December 19, 2016, ABE held an aggregate of 500,000 Ordinary Shares. Thus, as of December 19, 2016, for purposes of Rule 13d-3 under the Exchange Act, ABE may be deemed to beneficially own 1.8% of the Ordinary Shares deemed issued and outstanding. Based on the information set forth in the Issuer’s Annual Report on Form 20F filed with the SEC on April 29, 2016, Issuer’s report on Form 6-K filed with the SEC on December 19, 2016 and information provided by the Issuer, there were 27,950,785 Ordinary Shares issued and outstanding as of December 19, 2016. Abingworth, as the investment manager of ABE, may be deemed to beneficially own the 500,000 Ordinary Shares held by ABE.

CUSIP No. G55598109
1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only):
Abingworth Bioventures VI LP 98-0403543

2. Check the Appropriate Box if a Member of a Group (See Instructions):		(a) [ ]
		(b) [ X ]

3. SEC Use Only
4. Source of Funds (See Instructions): WC (See Item 3)

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): [ ]

6. Citizenship or Place of Organization: England

Number of	7. Sole Voting Power:	0
Shares Beneficially	8. Shared Voting Power:	250,000*
Owned by
Each Reporting	9. Sole Dispositive Power:	0
Person With	10. Shared Dispositive Power:	250,000*

11. Aggregate Amount Beneficially Owned by Each Reporting Person: 250,000*

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): [ ]

13. Percent of Class Represented by Amount in Row (11): 0.9%*

14. Type of Reporting Person (See Instructions): PN

*As of December 19, 2016, ABV VI held an aggregate of 250,000 Ordinary Shares. Thus, as of December 19, 2016, for purposes of Rule 13d-3 under the Exchange Act, ABV VI may be deemed to beneficially own 0.9% of the Ordinary Shares deemed issued and outstanding. Based on the information set forth in the Issuer’s Annual Report on Form 20F filed with the SEC on April 29, 2016, Issuer’s report on Form 6-K filed with the SEC on December 19, 2016 and information provided by the Issuer, there were 27,950,785 Ordinary Shares issued and outstanding as of December 19, 2016. Abingworth, as the investment manager of ABV VI, may be deemed to beneficially own the 250,000 Ordinary Shares held by ABV VI.

Item 4.       Purpose of Transaction

Item 4 is hereby amended and restated in its entirety as follows:

The Reporting Persons acquired the securities reported herein for investment in the ordinary course of business because of their belief that the Issuer represents an attractive investment based on the Issuer’s business prospects and strategy. The Reporting Persons reserve the right to acquire, or cause to be acquired, additional securities of the Issuer, to dispose of, or cause to be disposed, such securities at any time or to formulate other purposes, plans or proposals regarding the Issuer or any of its securities, to the extent deemed advisable in light of general investment and trading policies of the Reporting Persons, market conditions or other factors. Except as set forth herein, the Reporting Persons do not have any plan or proposal that would relate to, or result in, any of the matters set forth under subsections (a) through (j) of Item 4 of Schedule 13D. Timothy Haines, an Investment Director and Partner of Abingworth, resigned from the Board of Directors of the Issuer on December 19, 2016.

Item 5.       Interest in Securities of the Issuer

Item 5 is hereby amended and restated in its entirety as follows:

As of December 19, 2016, Abingworth may be deemed to beneficially own an aggregate of 3,473,452 Ordinary Shares, of the Issuer which consist of (i) 1,234,835 Ordinary Shares held ABV V, (ii) 1,488,617 Ordinary Shares held by AGE, (iii) 500,000 Ordinary Shares held ABE, and (iv) 250,000 Ordinary Shares held by ABV VI. Abingworth, as the investment manager of ABV V, AGE, ABE and ABV VI, may be deemed to beneficially own the 1,234,835 Ordinary Shares held by ABV V, the 1,488,617 Ordinary Shares held by AGE, the 500,000 Ordinary Shares held by ABE, and the 250,000 Ordinary Shares held by ABV VI. Thus, as of December 19, 2016, for purposes of Rule 13d-3 under the Exchange Act, Abingworth may be deemed to beneficially own 12.4% of the Ordinary Shares deemed issued and outstanding.

The foregoing beneficial ownership percentage is based upon the information set forth in the Issuer’s Annual Report on Form 20F filed with the SEC on April 29, 2016, Issuer’s report on Form 6-K filed with the SEC on December 19, 2016 and information provided by the Issuer, there were 27,950,785 Ordinary Shares issued and outstanding as of December 19, 2016.

Abingworth is not the owner of record of any Ordinary Shares. Abingworth, as the investment manager to the Abingworth Funds, may be deemed to beneficially own, in the aggregate, 3,473,452 Ordinary Shares, representing approximately 12.4% of the Ordinary Shares of the Issuer deemed issued and outstanding as of December 19, 2016.

As set forth in the cover sheets to this Schedule 13D, (i) ABV V has shared voting and dispositive power with respect to the 1,234,835 Ordinary Shares held by ABV V, and does not have sole voting and dispositive power over any of the securities reported herein; (ii) AGE has shared voting and dispositive power with respect to the 1,488,617 Ordinary Shares held by AGE, and does not have sole voting and dispositive power over any of the securities reported herein; (iii) ABE has shared voting and dispositive power with respect to the 500,000 Ordinary Shares held by ABE, and does not have sole voting and dispositive power over any of the securities reported herein; (iv) ABV VI has shared voting and dispositive power with respect to the 250,000 Ordinary Shares held by ABV VI, and does not have sole voting and dispositive power over any of the securities reported herein; and (v) Abingworth has shared voting and dispositive power with respect to the 3,473,452 Ordinary Shares held by the Abingworth Funds, and does not have sole voting and dispositive power over any of the securities reported herein.

There have been no transactions in the Ordinary Shares by the Reporting Persons, on behalf of the Abingworth Funds, during the period commencing sixty (60) days prior to December 19, 2016 and for the period from December 19, 2016 to the date of filing hereof.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 23, 2017	ABINGWORTH BIOVENTURES V, LP

By: Abingworth LLP, its Manager

	By:	/s/ John Heard
Name: John Heard
Title: Authorized Signatory

ABINGWORTH BIOVENTURES V CO- INVEST GROWTH EQUITY FUND, LP

By: Abingworth LLP, its Manager

	By:	/s/ John Heard
Name: John Heard
Title: Authorized Signatory

ABINGWORTH BIOEQUITIES MASTER FUND LIMITED

By: Abingworth LLP, its Manager

	By:	/s/ John Heard
Name: John Heard
Title: Authorized Signatory

ABINGWORTH BIOVENTURES VI, LP

By: Abingworth LLP, its Manager

	By:	/s/ John Heard
Name: John Heard
Title: Authorized Signatory

Abingworth LLP

	By:	/s/ John Heard
Name: John Heard
Title: Authorized Signatory

Attention: Intentional misstatements or omissions of fact constitute
Federal criminal violations (See 18 U.S.C. 1001).

Exhibit A

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, the undersigned agree to the joint filing on behalf of each of them of a Statement on Schedule 13D/A (including any and all amendments thereto) with respect to the Ordinary Shares, $0.01 par value per share of Lombard Medical, Inc., and further agree that this Joint Filing Agreement shall be included as an Exhibit to such joint filings.

The undersigned further agree that each party hereto is responsible for the timely filing of such Statement on Schedule 13D/A and any amendments thereto, and for the accuracy and completeness of the information concerning such party contained therein; provided, however, that no party is responsible for the accuracy or completeness of the information concerning any other party, unless such party knows or has reason to believe that such information is inaccurate.

This Joint Filing Agreement may be signed in counterparts with the same effect as if the signature on each counterpart were upon the same instrument.

Dated: January 23, 2017	ABINGWORTH BIOVENTURES V, LP

By: Abingworth LLP, its Manager

	By:	/s/ John Heard
Name: John Heard
Title: Authorized Signatory

ABINGWORTH BIOVENTURES V CO- INVEST GROWTH EQUITY FUND, LP

By: Abingworth LLP, its Manager

	By:	/s/ John Heard
Name: John Heard
Title: Authorized Signatory

ABINGWORTH BIOEQUITIES MASTER FUND LIMITED

By: Abingworth LLP, its Manager

	By:	/s/ John Heard
Name: John Heard
Title: Authorized Signatory

ABINGWORTH BIOVENTURES VI, LP

By: Abingworth LLP, its Manager

By:	/s/ John Heard
Name: John Heard
Title: Authorized Signatory

Abingworth LLP

By:	/s/ John Heard
Name: John Heard
Title: Authorized Signatory